November 6, 2008

Mail Stop 6010

Dr. Alexander Gak
253 Warren Avenue
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2008**
> **File No. 333-154243**

Dear Dr. Gak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   Please tell us what you mean by "other…quotation system."

Capitalization, page 7

2.   Please clarify whether your reference to your preferred stock having "the rights to 80 percent equivalent common shareholder votes" means (1) each preferred share has 0.8 votes for each 1.0 vote that a common shareholder has or (2) the preferred shareholders control 80% of all votes that can be cast on any matter submitted to shareholders. If the latter, please highlight in your prospectus summary that the provision effectively eliminates the voting rights of the offered common shares, and add a separate risk factor that explains the associated risk; we note that your current risk factor on page 12 merely addresses an anti-takeover effect and does

not address issues like control of decisions regarding major acquisitions, sale of all of your assets and election of directors.

The failure to comply with the internal control evaluation . . ., page 13

3.   Given that your financial statements indicate your fiscal year ends on December 31, please clarify your reference here to a March 31 fiscal-year end. Also tell us, with a view toward clarified disclosure, how you became required to comply with the law you cite before this registration statement was filed.

MyHealthID Medical Records System, page 18

4.   It appears from exhibit 10.1 that you and Extranome were each controlled by Dr. Gak at the time of your transaction with Extranome. If that is correct, please revise your disclosure here to highlight this fact for potential investors. Also ensure that your revised disclosure describes the information required by Item 404 of Regulation S-K with respect to this transaction.

Employees, page 23

5.   Please reconcile your disclosure here and on pages 10 and 30 regarding the number of your officers and directors.

6.   We note your disclosure regarding individuals on whom you rely to operate your business. Please provide all disclosure required by Regulation S-K Item 401(c) for each of these individuals.

Selling Stockholders, page 24

7.   We note that this registration statement covers the resale of a large amount of common shares that are being offered by an individual who appears to be your promoter and who acquired those shares from your controlling stockholder. Generally, we view resale transactions by such parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under that rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet those requirements. Therefore, please revise your registration statement to disclose the fixed price at which Mr. Amato will offer his shares for the duration of the offering and to identify Mr. Amato as an underwriter.

8.   Please ensure that your document provides consistent and accurate disclosure regarding the number of common and preferred shares you have outstanding. For example, we note your disclosures on pages 27, 32 and the eighth paragraph on

page 7 refer to a different number of common shares outstanding than is disclosed on pages F-12 and F-19, the sixth paragraph on page 7 and page 45 regarding the total number of securities you have issued. We also note that your disclosures on pages 12, 15 and 32 refer to a different number of preferred shares issued and outstanding than is disclosed on pages F-12 and F-19 and 45 regarding the total number of securities you have issued. Please revise, as appropriate.

9.   Please describe in this section the transactions in which the selling stockholders acquired the offered shares. Include the date of the transaction and the amount of consideration received.

Company Relationships with Selling Stockholders, page 27

10.   It appears from your disclosures on pages F-10 and F-18 and in exhibit 3.1 that Dr. Gak acquired at your formation all 1,000 shares that you were authorized to issue. We also note your disclosure on page 14 and in exhibit 3.1.1 that you increased the number of authorized common shares from 1,000 to 100 million and implemented a 20,000-for-one forward split of your common shares on May 31, 2008. Given the timing of these transactions, please tell us, with a view toward clarified disclosure, how Dr. Gak had 2 million authorized and issued common shares on March 1, 2008 to sell to Mr. Amato.

11.   Please file as exhibits the consulting agreements with Ventana Capital and Rogers Consulting.

12.   We note your disclosure on page 28 that the offered shares are "due to" Mr. Rogers. We also note that the consulting services under the agreements mentioned on pages 27 and 28 have not yet been provided. Generally, it is inconsistent with Section 5 of the Securities Act to register shares for resale before the related private transaction is complete. Please provide us your analysis of how the private transaction was complete at the time you filed this registration statement.

13.   We note your disclosure on page 28 that "other than the for[e]going, none of the Selling Stockholders is an affiliate of a broker-dealer." Given the context, this suggests that Mr. Rogers and Mr. Amato are affiliates of broker-dealers. Please reconcile this disclosure with your disclosure on the cover page that no selling stockholder is an affiliate of a broker-dealer.

14.   We note the disclosure regarding the lack of material relationships between you and the selling stockholders and that no selling stockholder has served as your officer or director. However, it appears from your website that Mr. Rogers serves as your interim chief financial officer and that Dr. Bekker serves as your chief

scientific officer. Please tell us, with a view toward disclosure, why you have not described these relationships in your document.

Directors, Executive Officers, Promoters and Control Persons, page 30

15.   We note that only Dr. Gak may be deemed your "promoter." Given the nature of the activities and services that Mr. Amato was engaged to provide, as disclosed on pages 16 and 27, please tell us how you concluded that he is not your promoter. Cite all authority on which you rely.

Certain Relationships and Related Transactions, page 41

16.   We note your reference in the first paragraph to disclosure for your "last fiscal year." Please provide the disclosure required by Regulation S-K Item 404 for the entire period addressed in instruction 2 to Item 404(d).

17.   Please tell us why you have not provided the disclosure required by Item 404 of Regulation S-K with respect to:

- the 1,000 shares issued to your "founder" at your formation, as noted on pages F-10 and F-18. Also, please reconcile your disclosures on pages F-10 and F-18 regarding the amount of consideration paid to you by "the founder";
- the issuance of 100 preferred shares to Dr. Gak noted on page 15; and
- the transaction related to the shares that are currently beneficially owned by Dr. Gak's spouse, as noted on page 32.

18.   We note the reliance on Section 4(1) of the Securities Act for the transfer of shares from Dr. Gak to Mr. Amato. Please demonstrate to us that this transaction satisfies all criteria applicable to that exemption from registration. Cite all authority on which you rely.

Financial Information, page 43

19.   Because this registration statement relates to the initial public offering of your securities, you are not eligible to incorporate by reference into this document. Refer to General Instruction VII to Form S-1 and Rule 411 of Regulation C. Therefore, please revise to include your financial statements in the prospectus.

Item 15. Recent Sales of Unregistered Securities, page 45

20.   It appears that your disclosure here does not describe all unregistered issuances by you since your formation in August 2007. For example, we note that you have not provided the information required by Item 701 of Regulation S-K with respect to the initial issuance to your founder, the issuance of preferred stock to Dr. Gak

and the transaction in which Dr. Gak's spouse acquired your shares. In addition, the total number of shares that you have issued since formation, as disclosed here, is inconsistent with your disclosures throughout your document regarding the total number of shares that you have issued and are outstanding. Please revise, as appropriate.

Item 17. Undertakings, page 48

21. Please provide all required undertakings using the form of undertakings currently required by Regulation S-K Item 512.

Signatures, page 50

22. Please indicate below the second paragraph of text who signed in the capacity of principal accounting officer or controller.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm